EXHIBIT 99(a)(5)(a)

            FURSA TO ENTER INTO DISCUSSIONS WITH METROMEDIA REGARDING
                      $2.05 PER SHARE ACQUISITION PROPOSAL

   Advises Metromedia Shareholders Not to Tender to CaucusCom Offer Until They
           Have Had an Opportunity to Review Fursa's Superior Proposal

LYNBROOK, NY, August 8, 2007 - Fursa Alternative Strategies LLC today confirmed that Metromedia International Group, Inc. (Pink Sheets: MTRM) has agreed that, subject to execution of an acceptable confidentiality agreement, it will provide information to and enter into discussions with Fursa and its representatives regarding Fursa's proposal to acquire Metromedia for $2.05 per common share.

Fursa believes that its proposal is superior from a financial point of view to Metromedia's stockholders and is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement by and among Metromedia, CaucusCom Mergerco Corp. and CauscusCom Ventures L.P.). Fursa's proposal would provide Metromedia common shareholders with value substantially in excess of that under the Merger Agreement, and represents a premium to Metromedia's stockholders of 14% over that offered under the Merger Agreement.

Fursa therefore advises Metromedia shareholders not to prematurely tender their shares to the $1.80 per share cash offer from CaucusCom Ventures L.P. and CaucusCom Mergerco Corp until Fursa and Metromedia complete their discussions regarding the proposal, and until shareholders have had the opportunity to review all information regarding Fursa's superior $2.05 per share cash proposal.

On August 1, 2007, Fursa sent a letter to Metromedia proposing to acquire all issued and outstanding shares of Metromedia common stock, other than the 7,907,610 shares already owned by Fursa, at a purchase price of $2.05 per share in cash, on the same terms and conditions as that set forth in the existing Merger Agreement by and among Metromedia, CaucusCom Mergerco Corp. and CauscusCom Ventures L.P., including, without limitation, the same structure (tender offer with a backend merger), representations, warranties, covenants and conditions.

The tender offer described herein has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Metromedia. At the time the tender offer is commenced, Fursa will file a tender offer statement with the U.S. Securities and Exchange Commission. Metromedia's shareholders are strongly advised to read the relevant tender offer documents (including an Offer to Purchase, a Letter of Transmittal, the Solicitation/Recommendation Statement of Metromedia's and other documents) that will be filed with the SEC, because they will contain important information that Metromedia's shareholders should consider before tendering their shares. These documents will be available free of charge on the SEC's web site, www.sec.gov.

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ABOUT FURSA ALTERNATIVE STRATEGIES

Founded in 1999, Fursa Alternative Strategies is a hedge fund management firm based in Lynbrook, New York.

CONTACTS

Joele Frank / Jeremy Jacobs
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449